August 6, 2024

Orie Rechtman
Chief Executive Officer
Palisades Venture Inc.
21200 Oxnard St. #6630
Woodland Hills, CA 91367

       Re: Palisades Venture Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed July 29, 2024
           File No. 333-276934
Dear Orie Rechtman:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 25, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1
General

1. We note the revisions made in response to prior comment 2. Please revise to further clarify the following:
           Clarify how many of the 1,613 shareholders of record of CorpTech own fewer than
           120 shares;
           Explain what will happen to these shareholders, including whether these shareholders will receive cash in lieu of fractional shares of Palisade Ventures; and
           You state that for all CorpTech Holdings shares held equal to, or in excess of 120 shares, any resulting fractional shares of Palisades Venture to be distributed will be rounded up to the next full share. Further clarify your definition of "round up." For example, clarify whether a CorpTech shareholder with 121 shares will receive 2 shares of Palisades Venture or only 1 share.
 August 6, 2024
Page 2

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Gary L. Blum